Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
GetGo Communications LLC	Delaware
GetGo Communications Virginia LLC	Virginia
GetGo Investment LLC	Delaware
Grasshopper Group LLC	Massachusetts
LogMeIn Audio LLC	Delaware
LogMeIn AUS Pty Ltd	Australia
LogMeIn Australia Pty. Ltd.	Australia
LogMeIn Brazil Ltda	Brazil
LogMeIn Consultoria e Servicos de Informatica Ltda	Brazil
LogMeIn Europe B.V.	The Netherlands
LogMeIn Germany GmbH	Germany
LogMeIn Holdings Bermuda Limited	Bermuda
LogMeIn (India) Private Limited	India
LogMeIn Ireland Holdings Limited	Republic of Ireland
LogMeIn Ireland Limited	Republic of Ireland
LogMeIn Kft.	Hungary
LogMeIn London Ltd.	United Kingdom
LogMeIn Systems India Private Limited	India
LogMeIn Technologies UK Ltd	United Kingdom
LogMeIn UK, Ltd.	United Kingdom
LogMeIn USA, Inc.	Delaware
Nanorep, Inc.	Delaware
Nanorep Technologies Ltd.	Israel
Nihon LogMeIn K.K.	Japan